Exhibit 99.1

PainReform Provides Business Update for the Third Quarter of 2021

Reports continued progress towards commencing Phase 3 clinical trials

Announces Selection of Pharmaceutics International, Inc.
as U.S. Manufacturer of PRF-110 for Upcoming Phase 3 Trial

Tel Aviv, Israel – November 16, 2021 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the third quarter ended September 30, 2021.

Ilan Hadar, Chief Executive Officer, stated, "We are continuing to progress towards the commencement of our Phase 3 clinical trials of PRF-110, our lead product, based on the local anesthetic ropivacaine, targeting the post-operative pain relief market.  Towards this end, we have engaged Pharmaceutics International, Inc. (PI), a US based contract manufacturing organization (CMO) for the purpose of manufacturing our clinical batches. PI is a premier, CMO with over 25 years of experience in cGMP manufacturing services to the global biopharmaceutical industry. We now expect to commence our first clinical trial in bunionectomy by the second half of 2022. Moreover, upon completion of the bunionectomy trial, we plan to initiate the Phase 3 hernia repair clinical trial.”

“We have maintained a solid balance sheet with $18.4 million of cash on hand at the end of the third quarter. With the recent exercise of warrants, we now have a cash runway of more than 12 months, which we expect will take us through a number of important key milestones, including initiation of our first Phase 3 trial” concluded Mr. Hadar.

Financial Results

Research and development expenses were $2.3 million for the nine months ended September 30, 2021 compared to $92,000 for the nine months ended September 30, 2020, an increase of $2.2 million. The increase was primarily due to an increase in chemistry and manufacturing controls  (CMC) activities and preparation for the initiation of clinical trials.

General and administrative expenses were $3.2 million for the nine months ended September 30, 2021 compared to $888,000 for the nine months ended September 30, 2020, an increase of $2.3 million. The increase was primarily due to costs related with us becoming a publicly traded company commencing September 2020, an increase in headcount related costs and an increase in certain professional services costs.

Financial expense, net was $46,000 for the nine months ended September 30, 2021 compared to financial expense, net of $2.1 million for the nine months ended September 30, 2020, a decrease of $2.0 million. The decrease was primarily due to a decrease in change in fair value of derivative warrant liability, and interest expense and amortization of discount on convertible notes.

As a result of the foregoing, we incurred a net loss of $5.5 million for the nine months ended September 30, 2021 compared to a net loss of $3.1 million for the nine months ended September 30, 2020, an increase of $2.4 million.

As of September 30, 2021, the Company had cash and cash equivalents of $18.4 million.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com